SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
1 June 2007
Commission File Number 001-09159
NORSK HYDRO ASA
(Translation of registrant’s name into English)
Drammensveien 264, Vækerø
N-0240 OSLO
Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –                     )

A viable society. A need. An idea.
33,000 professionals. Energy.
Cooperation. Aluminium. Determination.
Pushing boundaries. Respect. Nature.
Courage. 100 years. Thinking ahead.

     First quarter report 2007

Financial review

Summary of results	4
Oil & Energy	7
Exploration and Production	8
Energy and Oil Marketing	9
Eliminations Oil & Energy	9
Aluminium Metal	10
Aluminium Products	13
Rolled Products	14
Extrusion	14
Automotive	14
Other activities	15
Polymers	15
Corporate activities and eliminations	15
Finance	16
Tax	16

Financial statements

Condensed consolidated statements of income	17
Condensed consolidated balance sheets	18
Condensed consolidated statements of cash flows	19
Consolidated statement of changes in equity	20
Notes to the condensed consolidated financial statements	22
Note 1: Accounting policies	22
Note 2: Operating segment information	22
Note 3: Net periodic pension cost	26
Note 4: Contingencies	26

Other information

Additional information Aluminium Products	27
Use of non-GAAP financial measures	28

First quarter report 2007    3

Revenue	Income before financial items and tax	Earnings per share3)4)

Consolidated results (IFRS)

	First	Fourth	First
	quarter	quarter	quarter	Year
NOK million, except per share data	2007	2006	2006	2006

Revenue	48,753	48,213	53,050	201,283

Share of the profit (loss) in equity accounted investments	286	59	321	990

Other income, net	1,075	496	244	1,470

Total Revenue and Income	50,114	48,768	53,615	203,744

Depreciation, amortization and impairment	4,703	8,425	4,131	22,707

Other expenses	30,588	32,198	32,613	126,026

Total expenses	35,291	40,624	36,745	148,733

Earnings before financial items and tax	14,823	8,144	16,870	55,010

Financial income (expense), net	753	745	664	1,382

Income before tax	15,576	8,889	17,534	56,392

Income tax expense	(9,982)	(5,529)	(12,751)	(38,459)

Net income	5,594	3,361	4,783	17,933

Net income attributable to minority interests	103	8	(77)	273

Net income attributable to equity holders of the parent	5,491	3,353	4,859	17,660

Basic and diluted earnings per share attributable to equity holders of the parent 1) 3)	4.50	2.70	3.90	14.20

Weighted average number of outstanding shares (million) 3)	1,226	1,229	1,251	1,241

Financial data:
Investments — NOK million	3,815	9,302	4,572	26,869

Adjusted net interest-bearing debt/equity 2)	0.07	0.23	0.16	0.23

Debt equity ratio	0.22	0.24	0.26	0.24

1)	Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
2)	Adjusted net interest-bearing debt divided by equity including minority interest, adjusted for pension obligation (after tax) and present value of future obligations on operating leases. See table “Adjusted net interest-bearing debt to equity” later in this report.
3)	Earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.
4)	Earnings per share attributable to equity holders of the parent
All comparative figures are for the corresponding period in 2006 unless otherwise stated.

Summary of results
Hydro reported strong results for the first quarter 2007, supported by high aluminium prices and solid operational performance within both energy and aluminium. Divestment gains also contributed positively, while declining oil and gas prices weighed on quarterly earnings.
Earnings before financial items and tax (EBIT) amounted to NOK 14,823 million in the first quarter, up from NOK 8,144 million in the fourth quarter of 2006 and down from NOK 16,870 million in the first quarter of 2006.
Net income rose to NOK 5,594 million from NOK 3,361 million in the previous quarter and NOK 4,783 in the same quarter last year. Net income from the quarter was positively affected by significantly lower tax rates than in previous quarters, reflecting strong earnings from the lower taxed aluminium and international oil and gas businesses.
Aluminium Metal, Hydro’s upstream aluminium business, reported its best-ever quarterly result. Downstream operations, Aluminium Products, delivered better earnings following significant rationalization and improvement efforts. Results for the first quarter included divestment gains of about NOK 700 million. Favorable market conditions in Europe also contributed to the results.
“I’m pleased that we are reporting improved earnings in both our main aluminium areas, providing a solid basis for further growth as a global aluminium company following the planned merger of our oil and gas activities with Statoil,” said Hydro President and Chief Executive Officer Eivind Reiten.
“We have maintained focus on day-to-day operations and excellent project execution while completing the demerger of our oil and gas activities, planning the integration with Statoil and preparing for the launch of a ‘new’ Hydro that will start trading as an aluminium and power share from 1 October,” Reiten said.
Overall oil and gas production rose to 610,000 barrels of oil equivalents (boe) per day in the first quarter, boosted by record output from Hydro’s international operations. First-quarter production was 15,000 boe per day higher than in the fourth quarter last year and at the same level as the first quarter a year ago. Following revised output forecasts for partner-operated fields on the Norwegian Continental Shelf, Hydro has reduced its 2007 oil and gas production target by 3.3 percent to 585,000 boe per day.
Net cash provided by operating activities was NOK 14.8 billion for the first quarter of 2007, compared with NOK 15.5 billion for first quarter of 2006.
Hydro announced on May 21 an agreement to sell its polymers activities to the UK-based chemicals company INEOS for approximately NOK 5.5 billion. Hydro expects an after-tax gain of about NOK 400 million when the transaction is completed, expected in the third quarter of 2007. The sale is subject to approval by EU competition authorities and other regulatory bodies.
“The agreement with INEOS represents a good long-term industrial solution for the polymers business and is in line with our strategy to divest non-core activities and concentrate on developing our aluminium and power activities,” Reiten said.

Operating statistics

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
	2007	2006	quarter	2006	year	2006

Oil and gas production (thousands boe/d)	610	595	3%	610	—	573

Oil production (thousands boe/d)	418	398	5%	402	4%	387

Gas production (thousands boe/d)	192	197	(3)%	208	(8)%	186

Realized oil price (USD/bbl)1)	55.94	57.80	(3)%	60.61	(8)%	63.10

Realized gas price (NOK/Sm 3)2)	1.90	1.97	(4)%	2.16	(12)%	1.93

Primary aluminium production (kmt)	433	450	(4)%	449	(4)%	1,799

Realized aluminium price LME (USD/mt)	2,588	2,430	7%	2,146	21%	2,352

1)	Average oil price realized by Oil & Energy’s Exploration and Production sub-segment.
2)	Realized gas prices include both spot market prices and long-term contract prices. Approximately 60 percent of the natural gas produced from fields in which Hydro has an equity interest is sold under long-term contracts.
EBIT for Oil & Energy amounted to NOK 11,166 million for the quarter compared with NOK 9,109 million in the fourth quarter of 2006 and NOK 14,140 million in the first quarter of 2006. Results for the fourth quarter of 2006 included an impairment write-down of Hydro’s Gulf of Mexico (GOM) portfolio of NOK 3,436 million 1).
Crude oil prices fell considerably at the beginning of 2007, correcting upwards somewhat from mid-January but remaining lower during the quarter compared with both the fourth and first quarters of 2006. Hydro realized an average oil price of USD 55.9 per barrel in the first quarter of 2007, a decline compared with both the fourth and first quarters of 2006.
Oil and gas production reached 610,000 barrels of oil equivalents (boe) per day during the first quarter of 2007, up 15,000 boe per day from the fourth quarter of 2006, and at the same level as the first quarter of 2006. Production from Hydro’s international portfolio was record high in the first quarter of 2007, mainly due to positive contributions from the Dalia field in Angola and the Terra Nova field in Canada. However, Hydro reduced its oil and gas production target for 2007 to 585,000 boe per day from 605,000 boe per day due to revised production forecasts for several partner-operated fields on the Norwegian Continental Shelf (NCS).

1)	The total write- down relating to Hydro’s GOM portfolio amounted to NOK 5,240 of which NOK 1,804 was charged in the third quarter of 2006.

First quarter report 2007     5
Hydro participated in the completion of nine wells resulting in four discoveries in the first quarter of 2007. Exploration costs of NOK 786 million were charged to the results for the first quarter of 2007, compared to NOK 1,407 million in the first quarter of 2006, which included costs relating to the acquisition of seismic data amounting to NOK 470 million.
The Ormen Lange/Langeled project is proceeding according to plan. At the end of March, the total project was 94 percent complete and is expected to be completed on time and within budget.
EBIT for Aluminium Metal amounted to NOK 2,534 million for the quarter, compared with NOK 899 million in the fourth quarter of 2006 and NOK 1,706 million in the first quarter of 2006. Results for the quarter were positively influenced by continued high aluminium prices. However, increased raw material prices partly offset the effect.
Realized aluminium prices measured in Norwegian kroner rose by 4 percent in the first quarter of 2007 compared with the fourth quarter of 2006, and by 12 percent compared with the first quarter of 2006. Hydro’s primary aluminium production, including its share of production from partly owned companies, fell to 433,000 mt in the first quarter of 2007, down 4 percent compared with both the fourth quarter and first quarter of 2006. The decline from the fourth quarter of 2006 was due to the closure of the Stade smelter in Germany and fewer production days during the quarter.
Unrealized gains and losses on operational hedge programs amounted to a positive effect of NOK 290 million in the first quarter of 2007, compared to a negative effect of NOK 341 million in the fourth quarter of 2006.
Aluminium Metal’s share of profit (loss) in equity accounted investments (non-consolidated investees) increased to NOK 236 million in the first quarter, compared with losses of NOK 12 million in the fourth quarter of 2006 and was relatively unchanged compared with the first quarter of 2006.
The Qatalum aluminium project in Qatar, which is 50 percent owned by Hydro and a major element in its growth strategy, is on track with a final decision by the partners to proceed with the project expected around mid-summer 2007. A third expansion of the Alunorte alumina refinery in Brazil, in which Hydro has a 34 percent share, started in 2006 and is targeting an increased total annual production capacity of approximately 6.5 million mt in 2009.
EBIT for Aluminium Products amounted to NOK 1,315 million in the first quarter of 2007, an increase of roughly NOK 1.8 billion, compared with the fourth quarter of 2006.
Results for the first quarter included a gain on the divestment of Hydro’s automotive castings business of NOK 667 million (included in “Other income, net”) and positive metal effects of NOK 149 million, while the fourth quarter of 2006 included costs related to plant closures, rationalization and fixed-asset impairments of about NOK 700 million, as well as negative metal effects of NOK 164 million. Compared with the first quarter of 2006, EBIT increased by about NOK 830 million as a result of the divestment gain, partly offset by lower positive metal effects of NOK 211 million. EBIT for the first quarter of 2006 included charges related to pension plan contributions in the UK of NOK 379 million.
Good underlying operating results for the first quarter of 2007 reflected continued positive market developments in Europe, while developments in the North American market remained weak, with a significant decline in the US general extrusion market estimated at 20 percent compared to the first quarter of 2006.
During the first quarter of 2007 Hydro completed the divestment of its automotive casting operations, and its interest in Meridian Technologies Inc, important steps in the restructuring of its aluminium products business portfolio. In March 2007, Hydro finalized the closure of its magnesium plant in Becancour, Canada, and is working towards divesting its magnesium remelting operations in Germany and China. Hydro is also currently evaluating alternative opportunities relating to the divestment of its automotive structures business. Hydro plans to continue to rationalize and improve the financial performance of its aluminium products business, and expects additional charges relating to plant rationalization costs in 2007.
Outlook
Oil prices are expected to remain high, while downward pressure on gas prices is expected to continue during 2007. Planned production shutdowns on the NCS are expected to have a negative impact on production in the coming months. Exploration activity is expected to remain high throughout 2007, with approximately 60 wells planned to be spudded.
The Ormen Lange/Langeled project is expected to come on stream as planned and contribute substantially to Hydro’s production capacity in 2007.
Preparations for the planned merger of Hydro’s oil and gas activities with Statoil are proceeding according to plan, with expected completion on 1 October 2007. The merger plan is up for approval by shareholders in Hydro and Statoil at extraordinary general meetings on 5 July 2007.
With the exception of China, key economic indicators continue to signal a somewhat slower growth in the remaining part of 2007 compared with 2006 in all the major regions, particularly the US. European industrial growth is expected to moderate during the second half of 2007. China stands out, with an even stronger economic development in 2007 than in 2006 and continues to drive aluminium industry fundamentals. A combination of high LME prices and relatively stable short-term alumina prices are apparently leading to high smelter capacity utilization in China and production there is expected to grow by more than 30 percent for 2007 compared with 2006. Global production growth excluding China is estimated at about 5.5 percent in 2007 compared with 2006.
China’s consumption of primary aluminium is also growing. Global consumption growth in 2007 is estimated at about 9 percent, dominated by China, which is expected to contribute about 80 percent of the increase. Primary aluminium consumption, excluding China, is expected to grow by about 2.5 percent in 2007 compared with 2006. Consumption growth in Europe is expected to slow to about 3 percent, while the US consumption is expected to decline by about 1.5 percent.
European demand for casthouse products is expected to remain strong during the second quarter but may weaken during the second half of 2007. The market in the US may improve somewhat during the second half of the year but is expected to remain relatively weak. The weakening US dollar is expected to strengthen US exports and therefore have a negative impact for European aluminium producers, although higher aluminium prices in US dollars may compensate to some extent.
The behavior of financial investors will continue to be an important factor affecting the development of primary aluminium prices on the LME.
European markets for extruded and rolled products were relatively strong at the start of 2007. Margins are expected to remain stable for both product groups. Although shipment growth in 2007, especially for extruded products, is expected to be lower than in 2006, the outlook is positive for the second quarter.
In the US, orders for extruded aluminium products have declined significantly during the first quarter compared to the first quarter of 2006. The US economy shows signs of weakening and industrial production is expected to show lower growth rates in 2007 than in 2006, with possibly a flat or negative development.
The global light-vehicle market is expected to continue growing in 2007, driven by emerging markets. The Western European market is expected to be slightly down, while the US market is expected to continue the negative developments seen in 2006. Margins are expected to remain under pressure.
Results for our aluminium products operations in the second quarter 2007 are expected to be influenced by continued favorable market conditions in Europe as well as further progress on plant rationalization programs. However, additional rationalization expenses are also expected.

Quarterly results

	First	Fourth	Third	Second	First
	quarter	quarter	quarter	quarter	quarter
NOK million, (except per share data)	2007	2006	2006	2006	2006

Revenue	48,753	48,213	50,309	49,711	53,050

Earnings before financial items and tax	14,823	8,144	14,162	15,833	16,870

Income before tax	15,576	8,889	13,343	16,626	17,534

Basic and diluted earnings per share attributable to equity holders of the parent	4.50	2.70	2.90	4.70	3.90

Net financial income for the first quarter amounted to NOK 753 million, including a net foreign currency gain of NOK 566 million. The currency gain was mainly due to the weakening of US dollar over the quarter resulting in gain on Hydro’s US dollar denominated debt and foreign currency contracts. The fourth quarter of 2006 included a net currency gain amounting to NOK 691 million. Interest income increased in the first quarter compared to the fourth quarter and first quarters of 2006 primarily due to higher cash deposits, but also higher interest rates had a positive effect. Other financial items in the first quarter of 2007 included higher non-cash charges related to discounting the future value of asset retirement obligations amounting to NOK 136 million.
The provision for current and deferred taxes amounted to NOK 9,982 million for the first quarter of 2007, approximately 64 percent of income before tax. The provision for current and deferred taxes for 2006 represented approximately 68 percent of income before tax. The lower tax percentage for the first quarter was mainly due to a relatively higher share of earnings from our aluminium and international oil and gas operations in the first quarter of 2007 compared with 2006.
Investments amounted to NOK 3.8 billion for the first quarter. Of the total amount invested, 79 percent related to oil and gas operations.
Return on average Capital Employed (RoaCE 2) ) was 5.4 percent for the first quarter of 2007 based on actual earnings and capital employed for the period.

2)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed.” See also discussion pertaining to non-GAAP financial measures included later in this report.

First quarter report 2007     7
Oil & Energy

Earnings before financial items and tax (EBIT)

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
NOK million	2007	2006	quarter	2006	year	2006

Exploration and Production	10,146	7,246	40%	12,927	(22)%	42,707

Energy and Oil Marketing	1,310	1,324	(1)%	1,157	13%	4,603

Eliminations	(290)	539	(154)%	57	(610)%	1,321

Total	11,166	9,109	23%	14,140	(21)%	48,632

Oil & Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.

Operating statistics

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
	2007	2006	quarter	2006	year	2006

Oil and gas production (thousands boe/d)	610	595	3%	610	—	573

Oil production (thousands boe/d)	418	398	5%	402	4%	387

Gas production (thousands boe/d)	192	197	(3)%	208	(8)%	186

Power production (TWh)	2.65	1.80	47%	2.75	(4)%	8.30

Realized oil price (USD/bbl) 1)	55.94	57.80	(3)%	60.61	(8)%	63.10

Realized oil price (NOK/bbl)	347.80	369.20	(6)%	403.50	(14)%	404.00

Realized average liquids price (USD/bbl)	54.79	56.30	(3)%	59.30	(8)%	61.50

Realized gas price (NOK/Sm3) 2)	1.90	1.97	(4)%	2.16	(12)%	1.93

Exploration expense (NOK million)	786	2,093	(62)%	1,407	(44)%	4,986

1)	Average oil price realized by Oil & Energy’s Exploration and Production sub-segment.

2)	Realized gas prices include both spot market prices and long-term contract prices. Approximately 60 percent of the natural gas produced from fields in which Hydro has an equity interest is sold under long-term contracts.

Market statistics

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
	2007	2006	quarter	2006	year	2006

Brent dated oil price (USD/bbl)	57.76	59.60	(3)%	61.79	(7)%	65.10

WTI oil price (USD/bbl)	58.05	59.90	(3)%	63.29	(8)%	66.00

NBP spot price (NOK/Sm3)	1.01	1.33	(24)%	2.80	(64)%	1.75

NBP spot price (pence/therm)	21.93	28.60	(23)%	63.40	(65)%	39.30

Henry Hub (USD/mmbtu)	7.17	7.30	(2)%	7.84	(9)%	7.00

Nordic spot electricity price (NOK/Mwh)	218.00	370.00	(41)%	364.00	(40)%	391.40

Realized NOK/USD exchange rate	6.22	6.39	(3)%	6.67	(7)%	6.40

Market developments
The European crude oil benchmark Brent Dated amounted to 57.8 USD per barrel in the first quarter of 2007, declining from both the fourth quarter and the first quarter of 2006. The US crude oil benchmark West Texas Intermediate (WTI) delivered spot at Cushing also declined in the first quarter of 2007 compared with both quarters. Crude oil prices fell considerably at the beginning of 2007, but corrected upwards somewhat from mid-January mainly due to OPEC reductions, geopolitical developments and a tight US gasoline inventory level.
Hydro’s realized average oil price amounted to USD 55.9 per barrel in the first quarter of 2007 and was down measured both in US dollars and Norwegian kroner, compared with the fourth and first quarters of 2006. Our average realized crude oil price in the first quarter of 2007 was USD 1.8 per barrel below the average Brent blend price, mainly as a result of a negative price differential on oil from the Grane field, which is heavier than Brent blend and therefore sold at lower average prices. Our realized average liquids prices (oil, NGL and condensate) also declined during the quarter compared with both the fourth and first quarters of 2006.
Spot prices in the European gas markets decreased in the quarter compared with the fourth quarter of 2006, and were significantly lower compared with the first quarter of 2006. In the first quarter of 2006, spot prices reached exceptionally high levels as a result of supply constraints and cold weather. In the UK, the spot price for gas at the NBP (National Balancing Point) averaged at 22 pence per therm in the first quarter of 2007, declining compared with both the fourth quarter and first quarter of 2006. Spot prices in the US gas markets were more stable but were also down in the first quarter of 2007 compared with both the fourth and first quarters of 2006.
Our realized gas prices amounted to NOK 1.90 per Sm3, a decline compared with both the fourth quarter and first quarter of 2006. The negative development reflected weaker spot prices, as well as lower reference prices (oil products) for long-term gas contracts.
The average spot price in the Nordic electricity market averaged NOK 218 per MWh in the first quarter of 2007, a decline from the fourth quarter of 2006, mainly due to a continuing increase in water reservoir levels in addition to mild weather and decreasing CO2 prices. Nordic spot electricity prices also declined compared with the first quarter of 2006 mainly due to a drop in the CO2 price from Euro 26 per ton to Euro 2 per ton and higher reservoir levels.
Projects under development
The development plan for the Peregrino oil field offshore Brazil was submitted to the Brazilian authorities in March 2007 and has been approved. Production from the Peregrino field is expected to begin in 2010 and reach a plateau production level of approximately 47,000 boe per day (Hydro’s share) in 2011.
Factors affecting developments in the coming quarters
On 14 May, we announced a reduction of our oil and gas production estimate for 2007 by 3.3 percent to 585,000 boe per day from 605,000 boe per day for 2007 due to revised production forecasts for several partner operated fields on the NCS, including Kvitebjørn, Kristin and Volve. The Kvitebjørn field was temporarily shut down on 1 May to allow for drilling of two further production wells. Production is expected to resume during the fourth quarter of 2007.
Scheduled maintenance work and modifications in the Oseberg/Grane areas and the Sture terminal is expected to impact production during the second quarter of 2007. Total production losses are expected to reduce production by about 40,000 boe per day for the quarter.
As a result of the lower expected production for 2007, per unit production costs excluding cost of gas for injection are expected to increase to NOK 29 per barrel from targeted costs of NOK 28 per barrel. Exploration activity is expected to increase during the year, and approximately 60 wells are planned to be spudded during 2007.
Exploration and production
Earnings before financial items and tax
First quarter EBIT for our exploration and production business amounted to NOK 10,146 million, compared with NOK 7,246 million in the fourth quarter of 2006. EBIT for the fourth quarter of 2006 included an impairment write-down of our GoM portfolio amounting to NOK 3,436 million3), of which NOK 362 million was related to in-field prospects and was charged to exploration expense. EBIT declined during the quarter from NOK 12,927 million in the first quarter of 2006 mainly due to lower oil and gas prices .
Average oil and gas production in the first quarter of 2007 amounted to 610,000 boe per day. Production in the first quarter was 15,000 boe per day higher than in the fourth quarter of 2006, and unchanged compared with the first quarter of 2006. Production from our international portfolio achieved a record high in the first quarter of 2007, mainly due to positive contributions from the Dalia field in Angola and the Terra Nova field in Canada. Our international portfolio reached an average oil and gas production of 83,300 boe per day representing 14 percent of our total production in the first quarter of 2007, compared with 10 percent for 2006 as a whole. Production from fields in the GoM contributed around 23,700 boe per day in the first quarter of 2007, increasing by 1,700 boe per day, compared with the fourth quarter of 2006.
Oil production increased by 20,000 boe per day in the first quarter of 2007 compared with the fourth quarter of 2006, mainly due to positive contributions from the Åsgard, Kristin and Oseberg Sør fields on the NCS, as well as the Dalia field in Angola and the Terra Nova field in Canada. Oil production increased by 16,000 boe per day for the quarter compared with the first quarter of 2006. Unscheduled shut downs and planned maintenance stops resulted in oil production losses of approximately 20,000 boe per day during first quarter.
Average gas production in the first quarter of 2007 was 5,000 boe per day lower than in the fourth quarter of 2006, and 16,000 boe per day lower than the first quarter of 2006. The decrease compared with the first quarter of 2006 was mainly due to weaker market conditions.
Production costs4) amounted to NOK 30.8 per boe for the first quarter of 2007, down somewhat from NOK 32.2 per boe for 2006 as a whole. The decline resulted from lower prices for gas injected into the Grane field. Gas for injection included in average production costs amounted to NOK 5.7 per boe in first quarter 2007, compared with NOK 7.9 per boe for 2006 as a whole.
Exploration costs of NOK 786 million were charged to the results for the first quarter of 2007, compared to NOK 1,407 million in the first quarter of 2006, which included costs relating to the acquisition of seismic data formerly licensed by Spinnaker amounting to NOK 470 million5). We participated in the completion of 9 wells resulting in 4 discoveries in the first quarter of 2007. Three wells were completed in the GoM resulting in one discovery on the Shelf. On the NCS, we participated in the completion of 5 wells. Four of the wells were drilled by us and resulted in 3 discoveries that are under evaluation. One well in the GoM was in process of being drilled at the end of the first quarter.
Unrealized losses on derivatives contracts included in results for the first quarter of 2007 amounted to NOK 773 million, of which NOK 355 million related to the Spinnaker hedge program6). For the fourth quarter of 2006 total unrealized gains amounted to NOK 668 million, including a loss of NOK 5 million related to the Spinnaker hedge program. In the first quarter of 2006 total unrealized losses amounted to NOK 447 million, including NOK 127 million related to the Spinnaker hedge program.

3)	The total write down relating to our GOM portfolio amounted to NOK 5,240 of which NOK 1,804 was charged in the third quarter of 2006.

4)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.

5)	See discussions included in note 2. “business combinations, dispositions and demerger” included in Hydro’s Annual Report for 2006 and the section IFRS accounting policies and critical accounting estimates in the document Conversion to International Financial Reporting Standards. In accordance with Hydro’s accounting policy, all expenses related to exploration, with the exception of the cost of drilling exploration wells, are expensed as incurred. As a result, any fair value allocated to such costs relating to acquired assets must be expensed.

6)	Hydro has hedged the oil and gas production from Spinnaker’s portfolio for the period 2006-2008. Under the hedging program, crude oil prices (WTI) have been secured between US dollar 45 per boe and US dollar 71.45 per boe using zero cost collar options. Hydro has secured the gas price (Henry Hub reference) by purchasing put options for the same period with a strike price of US dollar 7.5 per mmbtu. These derivatives are included in the balance sheet at fair value, with changes in the fair value recognized in the income statement.

First quarter report 2007     9
Energy and Oil Marketing

Earnings before financial items and tax (EBIT)

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
NOK million	2007	2006	quarter	2006	year	2006

Power activities	301	387	(22)%	431	(30)%	1,426

Gas transport	536	489	10%	583	(8)%	2,116

Gas trading	454	660	(31)%	126	260%	1,217

Oil trading activities	33	48	(31)%	33	—	211

Oil marketing	46	(155)	130%	(2)	2,400%	(100)

Other 1)	(60)	(105)	43%	(14)	(329)%	(267)

Total	1,310	1,324	(1)%	1,157	13%	4,603

1)	Other mainly consists of new energy activities.
EBIT for our energy and oil marketing operations amounted to NOK 1,310 million in the first quarter of 2007, compared with NOK 1,324 million in the fourth quarter of 2006 and NOK 1,157 million the first quarter of 2006.
EBIT from our power activities amounted to NOK 301 million, in the first quarter of 2007, a decline compared to both the fourth quarter and first quarter of 2006. Unrealized gains and losses related to marked-to-market adjustments on derivative power contracts included in EBIT amounted to a positive effect of NOK 22 million in the first quarter of 2007, compared with a positive effect of NOK 121 million in the fourth quarter of 2006 and a negative effect of NOK 118 million in the first quarter of 2006. Power production in the first quarter of 2007 increased to 2.7 TWh from 1.8 TWh in the fourth quarter of 2006, but was relatively unchanged compared with the first quarter of 2006. Power production is normally higher in the first quarter compared with the remaining three quarters of the year. Average Nordpool system prices declined substantially in the first quarter of 2007 and were down by roughly 40 percent compared with both the first and fourth quarters of last year. Hydro’s reservoir levels were significantly above normal levels at the end of the first quarter 2007. At the end of the first quarter of 2006 reservoir levels were below normal levels.
EBIT for our gas transportation operations increased to NOK 536 million for the first quarter of 2007, compared with the fourth quarter of 2006, but declined compared with the first quarter of 2006. EBIT for the fourth quarter included approximately NOK 132 million related to higher estimated future removal costs. The decline compared with the first quarter of 2006 resulted primarily from a scheduled unit tariff reduction within the Gasled transportation system effective from 1 January 2007.
In the first quarter of 2007, EBIT for our gas trading operations amounted to NOK 454 million, declining from the fourth quarter 2006 but substantially higher than the first quarter of 2006. EBIT for gas trading is significantly impacted by marked-to-market valuations on certain gas contracts included in our total gas contracts portfolio 7). The first quarter of 2007 included an unrealized loss on gas derivatives of approximately NOK 67 million compared with unrealized gains of NOK 321 million and NOK 262 million in the fourth and first quarters of 2006, respectively. Gas contracts that are not marked-to-market decreased slightly in value during the first quarter of 2007.
Our oil and NGL trading activities generated EBIT of NOK 33 million in the first quarter of 2007, a decline compared to the fourth quarter 2006 and about the same level as the first quarter of 2006.
EBIT for our oil marketing operations amounted to NOK 46 million in the first quarter, compared with operating losses for both the fourth and first quarters of 2006. First quarter EBIT included inventory gains amounting to NOK 27 million compared to inventory losses of NOK 102 million for the fourth quarter of 2006. An accrual for closure costs and impairment losses also negatively impacted the results for the fourth quarter of 2006.
In March 2007, Hydro entered into an agreement to invest in the American solar energy company Ascent Solar Technologies Inc., which has developed a super thin and flexible solar cell technology. The investment gives Hydro a 23 percent ownership interest in Ascent Solar for a purchase price of about USD 9 million. Subject to shareholder approval, Hydro will be entitled to purchase up to an additional 12 percent of the outstanding shares in Ascent Solar.
Eliminations Oil & Energy
As part of its downstream activities, Energy and Oil Marketing enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Energy and Oil Marketing recognizes both the internal purchase and the external sales contracts at market value. As a result, Energy and Oil Marketing recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. Exploration and Production regards the purchase and supply contracts with Energy and Oil Marketing as own use contracts and does not recognize unrealized gains and losses on the contracts. Elimination of the effects of internal sales and purchase contracts between Energy and Oil Marketing and Exploration and Production resulted in a negative effect on the EBIT for Eliminations Oil and Energy of NOK 289 million in the first quarter of 2007.

7)	A significant portion of Hydro’s gas contracts fall within the scope of IAS 39 and are recognized at market value in the balance sheet, however certain contracts are assessed to be own use contracts and therefore outside the scope of IAS 39. These contracts are not recognised at market value in the balance sheet.

Aluminium Metal

Earnings before financial items and tax (EBIT)

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
NOK million	2007	2006	quarter	2006	year	2006

Earnings before financial items and tax	2,534	899	182%	1,706	49%	7,302

Metal effects and unrealized gains(losses)

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
NOK million	2007	2006	quarter	2006	year	2006

LME futures contracts, realized (strategic hedges) 1)	(316)	(278)	(14)%	(99)	(219)%	(929)

US dollar forward contracts, realized (strategic hedges)1)	133	45	196%	177	(25)%	433

LME future contracts, unrealized (operational hedges) 2)	290	(288)	201%	480	(40)%	597

Embedded LME derivatives power contracts	(127)	(180)	29%	(191)	34%	(188)

1)	Strategic hedge programs (hedge accounting) will continue to impact reported results during 2007. The LME future contracts and US dollar forward contracts underlying the hedge in the Sunndal program were priced at approximately US dollar 1,500 and NOK/USD 9.4, respectively, for the remainder of the program. An additional hedge program was implemented during the first quarter of 2006, for the period 2006 — 2008. The program consists of LME contracts, sold at an average price of approximately US dollar 2,225 (power prices are fixed for corresponding production volumes by contracts evaluated at market value).

2)	Changes in the market value of open LME derivative contracts relate mainly to operational hedges. Offsetting changes to the value of the hedged contracts, which are not marked to their market value, are not reflected in the results until realized.

Operating statistics

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
	2007	2006	quarter	2006	year	2006

Primary aluminium production (kmt) 1)	433	450	(4)%	449	(4)%	1,799

Total metal products sales excluding trading (kmt) 2)	788	775	2%	869	(9)%	3,283

Realized aluminium price LME (USD/mt)	2,588	2,430	7%	2,146	21%	2,352

Realized aluminium price LME (NOK/mt)	16,480	15,793	4%	14,697	12%	15,371

Realized NOK/USD exchange rate	6.37	6.50	(2)%	6.85	(7)%	6.54

1)	Inclusive Søral volumes (equity accounted investment).

2)	Inclusive remelt and third party volumes excluding trading.

Market statistics

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
	2007	2006	quarter	2006	year	2006

LME three month average (USD/mt)	2,746	2,725	1%	2,444	12%	2,594

LME three month average (NOK/mt)	17,108	17,467	(2)%	16,301	5%	16,628

Global production of primary aluminium (kmt)1)	9,085	8,866	2%	8,091	12%	33,899

Global comsumption of primary aluminium (kmt) 1)	8,948	8,775	2%	8,197	9%	34,392

Reported primary aluminium inventories (kmt) 1)	2,716	2,718	—	2,968	(8)%	2,718

1)	Revised figures

First quarter report 2007     11
Market developments 8)
During the first quarter of 2007 the LME price traded within a range of USD 2,550 to 2,875 per mt. The market was generally strong. Trading by financial investors on the LME continued at a high level adding volatility to the market.
Primary aluminium production growth in China increased by an estimated rate of about 11 percent during the first quarter of 2007, compared with the fourth quarter of 2006 due to construction of new production capacity and restart of idle capacity. Chinese net exports of primary metal during the first quarter declined significantly to about 50,000 mt, compared with an average quarterly volume of 175,000 mt during 2006. However, adjusted for net imports of scrap metal and including net exports of rolled and extruded products, as well as other fabricated products, China exported about 170,000 mt of aluminium during the first quarter 2007 on a net basis.
The market for casthouse products in Europe continued to be strong during the first quarter of 2007. European extrusion ingot casthouses were running at full capacity, premiums increased and stocks were reduced to low levels. European demand for primary foundry alloys and sheet ingot was stable, compared with the fourth quarter of 2006. Demand for casthouse products in the US declined during the first quarter 2007 compared with the fourth quarter of 2006, in particular for extrusion ingot, following a weakening in the US extrusion market.
The spot alumina price increased substantially from a level of about USD 200 per mt towards the end of 2006 to about USD 400 per mt during the first quarter, due to increased demand from Chinese smelter production, a delay in capacity build up at the Gove alumina refinery in Australia and a strike at the Boke bauxite mine in Guinea. Prices are expected to decline as additional Chinese alumina production comes on stream.
Earnings before financial items and tax
EBIT for our aluminium metal business in the first quarter of 2007 amounted to NOK 2,534 million, a substantial increase from NOK 899 million in the fourth quarter of 2006 and up 49 percent compared to the first quarter of 2006. Results for the quarter were positively influenced by continued high aluminium prices. However, increased raw material prices partly offset the effect.
Realized aluminium prices measured in Norwegian kroner increased by 4 percent in the first quarter of 2007, contributing about NOK 280 million to operating results, compared with the fourth quarter of 2006. Realized aluminium prices increased 12 percent compared with the first quarter of 2006, contributing about NOK 770 million. Higher raw material and energy prices negatively impacted operating results for the first quarter of 2007 by approximately NOK 130 million, compared with the fourth quarter of 2006 and about NOK 570 million compared with the first quarter of 2006. Depreciation and impairment charges were about NOK 160 million lower in the first quarter compared to the fourth quarter of 2006. Results for the fourth of 2006 were also impacted by charges relating to employee costs, increased maintenance activities and corporate costs amounting to NOK 230 million in total.
Unrealized gains and losses on operational hedge programs had a substantial positive effect on the development of EBIT for the first quarter, compared with the fourth quarter of 2006 (see table above).
Primary aluminium production, including our share of production from partly owned companies, decreased to 433,000 mt in the first quarter of 2007, down from 450,000 mt in the fourth quarter of 2006 and 449,000 mt in the first quarter of 2006. The decline was due to the closure of the Stade smelter in Germany and fewer production days in the first quarter, compared with the fourth quarter of 2006.
Sales of casthouse products increased somewhat in the first quarter of 2007, compared with the fourth quarter of 2006 mainly due to inventory depletion and increased external sourcing. In Europe, a strong development in product premiums had a positive impact on margins. Both sales and product premiums were lower in the US for the first quarter of 2007 compared to the fourth quarter of 2006 due to lower market demand.
EBIT for our sourcing and trading operations amounted to NOK 177 million in the first quarter of 2007, compared with NOK 141 million in the fourth quarter of 2006 and NOK 145 million in the first quarter of 2006. Operating results relating to alumina sales delivered a continued strong contribution. Unrealized effects on LME and currency contracts related to sourcing and trading operations which are excluded from these amounts 9), amounted to a net positive effect of about NOK 18 million in the first quarter of 2007, compared with a net positive effect of about NOK 31 million in the fourth quarter of 2006 and a net negative effect of about NOK 12 million in the first quarter of 2006.
Our share of profit (loss) in equity accounted investments (non-consolidated investees) amounted to NOK 236 million in the first quarter of 2007, compared with losses of NOK 12 million in the fourth quarter of 2006 and profits of NOK 233 million in the first quarter of 2006. After-tax profits from Alunorte, the Brazilian alumina refinery, amounted to NOK 238 million for the quarter, compared with NOK 78 million in the fourth quarter of 2006 and NOK 93 million in the first quarter of 2006. Results for Alunorte in the first quarter of 2007 included an unrealized gain of NOK 13 million on LME contracts, compared with an unrealized loss of NOK 137 million in the fourth quarter of 2006 and an unrealized loss of NOK 24 million in the first quarter of 2006. After-tax profits from the Søral metal plant amounted to NOK 3 million in the first quarter of 2007 compared to losses of NOK 95 million in the fourth quarter of 2006 and earnings of NOK 142 million in the first quarter of 2006. Results for Søral for the first quarter of 2007 included unrealized losses on power contracts of NOK 47 million compared with unrealized losses of NOK 155 million in the fourth quarter of 2006 and unrealized gains of NOK 85 million in the first quarter of 2006.
Plant closures
Total costs related to the closure of the Norwegian Søderberg plants at Høyanger and Årdal and the German metal plants in Hamburg and Stade are expected to be somewhat lower than the previously

8)	Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.
9)	Marked-to-market adjustments on LME contracts entered into by Hydro’s sourcing and trading operating unit are excluded from the results reported for this operating unit. These effects are evaluated for the business area as a whole and not on an individual operating unit basis. When realized, gains and losses on LME contracts are included in the various units results. In addition, the results exclude gains and losses on currency contracts purchased to hedge currency positions resulting from operations, which are included in financial items.

announced NOK 1 billion. Of the total estimated amount, NOK 777 million has been expensed including NOK 17 million charged in the first quarter of 2007. The remaining costs are primarily related to demolition in Årdal and are expected to be incurred during 2007.
Production at the Stade smelter and the Søderberg line in Høyanger were shut down by the end of 2006. The Søderberg line in Årdal, which has an annual production capacity of 50,000 mt, is expected to be closed by the end of June 2007. More stringent air emissions restrictions related to the Søderberg line at our Karmøy plant will become effective in November 2007. In February 2007, an application to continue production on the line until the end of 2009 was declined by the Norwegian Pollution Authority SFT. We have appealed this decision to the Norwegian Environmental Ministry. The Søderberg line at Karmøy has an annual production capacity of 120,000 mt.
Key developments activities
Following the signing of the joint venture agreement between Hydro and Qatar Petroleum in March 2006, the Qatalum project is progressing according to schedule. A final decision by the partners to proceed with the construction of a new primary aluminium plant in Qatar is expected to be taken in mid-summer 2007. A third expansion of the Alunorte alumina refinery in Brazil, in which Hydro has a 34 percent share, started in 2006 and is targeting an increased total annual production capacity of approximately 6.5 million mt in 2009.
Factors affecting developments in the coming quarters
With the exception of China, key economic indicators continue to signal a somewhat slower growth in the remaining part of 2007 compared with 2006 in all the major regions, particularly the US. European industrial growth is expected to be moderate during the second half of 2007. China stands out, with an even stronger economic development in 2007 than in 2006 and continues to drive aluminium industry fundamentals. A combination of high LME prices and the prevailing short-term alumina prices is apparently leading to high smelter capacity utilization in China. Idle capacity at the end of 2006 of around one million mt, and additional capacity of about two million mt is expected to become available during 2007. This is expected to result in a production increase of about three million tons in China in 2007. This means a potential growth rate of more than 30 percent compared with actual production in 2006. The production effect of restarting idle capacity in the rest of the world, excluding China, is estimated at about 450,000 mt in 2007. Total production growth in the rest of the world is estimated at about 5.5 percent in 2007 compared with 2006. Including China, which is estimated to contribute about 70 percent of the increase, global production growth in 2007 is estimated at about 13 percent.
China’s consumption of primary aluminium is also growing strongly, influenced by its current fiscal system favoring exports of rolled products, extrusions and fabricated products over primary aluminium. Primary aluminium consumption in the rest of the world, excluding China, is expected to grow by about 2.5 percent in 2007 compared with 2006. Consumption growth in Europe is expected to slow to about 3 percent, while the US consumption is expected to decline by about 1.5 percent. Including China, which is estimated to contribute about 80 percent of the increase, global consumption growth in 2007 is estimated at about 9 percent.
A moderate increase in reported primary aluminium inventories is expected in 2007. However, a rather strong increase in unreported inventories may take place, particularly in China.
European demand for casthouse products is expected to remain strong during the second quarter but may weaken during the second half of 2007. The market in the US may improve somewhat during the second half of the year but is expected to remain relatively weak.
The weakening US dollar is expected to strengthen US exports and therefore have a negative impact for European aluminium producers, although this may be compensated to some extent by higher aluminium prices. The EU has decided to reduce the import duty for unalloyed primary aluminium from 6 percent to 3 percent, effective on 12 May 2007. However, since European producers, including Hydro, mainly produce alloyed primary aluminium casthouse products, any effect is not expected to be significant.
The behavior of financial investors will continue to be an important factor affecting the development of primary aluminium prices on the LME.
By the end of the first quarter of 2007, we had sold approximately 83 percent of our estimated primary aluminium production for the second quarter of 2007 for approximately USD 2,573 per mt, including the effect of strategic hedges entered into for the period.

First quarter report 2007     13
Aluminium Products

Earnings before financial items and tax (EBIT)

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
NOK million	2007	2006	quarter	2006	year	2006

Rolled Products	343	(156)	321%	469	(27)%	616

Extrusion	245	112	119%	(156)	257%	259

Automotive	748	(487)	253%	20	3,679%	(884)

Other and eliminations	(21)	50	(141)%	153	(113)%	(94)

Total	1,315	(481)	374%	486	170%	(104)

Metal effects and unrealized gains (losses)

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
NOK million	2007	2006	quarter	2006	year	2006

Metal effect 1)	149	(164)	191%	360	(59)%	265

Unrealized results operational LME hedges 2)	(23)	48	(148)%	150	(115)%	(101)

1)	Rolled Products’ sales prices are based on a margin over the metal price. The production and logistic process of Rolled Products lasts two to three months. As a result, margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Decreasing aluminium prices in Euro results in a negative metal effect, while increasing prices have a positive effect on margins.
2)	Unrealized gains and losses result from marked-to-market valuation of open LME derivative contracts related to operational hedges, which are reported as part of eliminations for various units in Aluminium Products utilizing derivatives to mitigate their LME price exposure. Gains and losses on the LME contracts are included in the various units’ results when realized. Offsetting changes to the value of the hedged contracts, which are not marked to their market value, are not reflected in the results until realized.
Market developments10)
Following continued strong economic development in Europe, the market for rolled products improved further during the first quarter of 2007 with good order activity for all products. Estimates indicate an increase in flat rolled products consumption of 6.6 percent, compared with the fourth quarter of 2006 and an increase of about 2.7 percent, compared with the first quarter in 2006.
In the US, however, consumption of rolled products in the quarter declined slightly compared to the fourth quarter of 2006, and was down about 3.8 percent from the first quarter of 2006.
European consumption of extruded aluminium products continued to grow in first quarter of 2007, led by growth in Germany amounting to about 7.7 percent, compared with the first quarter of 2006. However, demand from the Southern European markets slowed somewhat. Growth in European consumption amounted to 4.1 percent compared with the first quarter and 7.7 percent compared to fourth quarter of 2006.
The US extrusion market continued its significant decline and was down by an estimated 20 percent, compared with the first quarter 2006. The decline was most prominent in the building and construction and transportation segments. However, margins remained relatively constant despite significant reductions in market volumes. Estimates indicate a small improvement in volumes of about 4 percent compared to fourth quarter of 2006.
Automotive sales in Europe were relatively stable in the first quarter, following strong sales in the fourth quarter of 2006 driven by an announced VAT increase in Germany. In North America, car sales were flat during the quarter, but Asian and to a lesser extent European car manufacturers continued to gain market shares from the big three US producers. The US manufacturers are taking measures to restructure and suppliers are being negatively effected.
Divestments, plant closures and rationalization programs
The restructuring of our aluminium products business area continued during first quarter. The divestment of our automotive casting business and the sale of our 49 percent interest in Meridian Technologies Inc., the magnesium automotive casting company, were completed during the first quarter resulting in a gain of NOK 667 million and NOK 58 million, respectively. In addition, our automotive structures plant in Worcester, UK, was divested resulting in a loss of NOK 35 million.
The exit of our magnesium activities is progressing as planned. Production at our magnesium plant in Becancour, Canada ceased in the middle of March 2007, and the majority of the employees left the site by the middle of April. Preparations for the disposal of the plant assets are underway and work is ongoing towards divesting our magnesium remelters in Germany and China.
During first quarter of 2007, we decided to cease operations at the Elllenville extrusion plant in the US following an unsuccessful attempt to divest the operations. Production will be closed down by the end of the second quarter of 2007. Our improvement programs relating to the remaining extrusion and precision tubing activities

10)	Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.

in North America are progressing but are not expected to be sufficient to offset the negative effects from the market downturn.
We are currently evaluating alternative opportunities relating to the divestment of our automotive structures business.
Factors affecting development in the coming quarters
The outlook for the flat rolled products market in Europe remains positive, with strong demand in all product areas and rolling mills fully booked several months ahead. Consumption is forecasted to increase by close to 5 percent in the second quarter, compared with the first quarter of 2007.
The US flat rolled products market, however, is expected to remain weak with a slight increase in consumption in the second quarter due to customer restocking activities. Consumption for 2007 as a whole is expected to decline slightly compared with 2006.
The overall outlook for the European extrusion market for the second quarter is positive with somewhat mixed development in the different markets. Germany, Scandinavian and Eastern European markets are expected to remain strong, but are expected weaken in Southern European countries due to an expected slow-down in building activities, particularly in Italy, Spain and Portugal.
The outlook for the US Extrusion market remains poor. Volumes for the second quarter are expected to be lower than the corresponding quarter in 2006. Management believes that the market decline for 2007 as a whole will be around 6 percent as the second half is projected to be stronger than the same period in 2006. Corresponding margin developments are expected to remain stable but under increasing pressure the longer the current downturn continues. The South American markets are expected to continue growing, with a rather stable market in Brazil and continued strong growth in Argentina.
Results for our aluminium products operations in the second quarter 2007 are expected to be influenced by costs related to our continued progress on plant rationalization and divestment efforts.
Rolled products
Earnings before financial items and tax
EBIT for our rolled products business amounted to NOK 343 million in the first quarter of 2007, compared to a loss of NOK 156 million in the fourth quarter of 2006. Increased shipments had a positive impact on results for the first quarter, as well as positive metal effects amounting to NOK 149 million. The first quarter 2007 was negatively influenced by increased energy cost. In addition, the fourth quarter of 2006 included an impairment write-down of our Malaysia plant of NOK 150 million.
First quarter EBIT declined NOK 126 million, compared with the first quarter of 2006 due to an adverse change in metal effects of NOK 211 million and higher energy costs, partly offset by increased shipments and improved margins. Shipments increased by 4.7 percent in the first quarter compared with the first quarter in 2006. Volumes shipped into the European market were up by 10 percent, while total overseas shipments declined 14 percent. Overseas volumes represented approximately 18 percent of our total sales volumes during the first quarter of 2007. Margins measured in Euro increased on average about 6 percent for the first quarter compared with the first quarter 2006.
Extrusion
Earnings before financial items and tax
EBIT for our extrusion operations amounted to NOK 245 million in the first quarter 2007, up from NOK 112 million in the fourth quarter of 2006. Margins continued at a good level during the quarter. Higher volumes in Europe also contributed to the improvement. Results for the fourth quarter were impacted by rationalization costs and impairment charges.
EBIT increased by NOK 401 million from a loss of NOK 156 million in the first quarter of 2006. The loss in 2006 resulted from charges related to pension plan contributions in the UK of NOK 340 million. Both volumes and margins improved in Europe during the quarter, compared with the first quarter of 2006, but costs increased and volumes declined in the US.
Compared with the fourth quarter 2006, shipments of general extrusions increased about 11.5 percent in Europe during the first quarter of 2007 following continued strong underlying market demand and full order books. Building systems volumes were stable which was positive considering the normal downward seasonal trend for this period. US shipments of general extrusions improved by 6 percent in the same period, mainly due to seasonal fluctuations.
Our general extrusion shipments increased about 6 percent in Europe during the first quarter of 2007, compared with the first quarter of 2006 while extrusion shipments in the US were down by about 18 percent. Total shipments of building systems increased by 2 percent in the same period.
Automotive
Earnings before financial items and tax
EBIT for our automotive operations amounted to NOK 748 million for the first quarter of 2007, an improvement of NOK 1,236 million from a loss of NOK 488 million in the fourth quarter of 2006. Results for the first quarter included a gain from the divestment of our automotive casting business amounting to NOK 667 million. EBIT included the results from our automotive castings business for the first two months of the quarter amounting to NOK 79 million compared to NOK 82 million in the fourth quarter of 2006. The first quarter of 2007 also included a gain on the sale of our shares in Meridian Technologies Inc. of NOK 58 million and a loss of NOK 35 million on the divestment of our Worcester automotive structures plant in the UK. Operating results for the fourth quarter of 2006 included costs related to plant closures, rationalization and fixed asset impairments totaling NOK 500 million including charges related to the closure of our magnesium plant in Becancour, Canada. Underlying operating results improved due to better margins and higher volumes for activities not affected by the divestment and closure processes.
EBIT increased by NOK 728 million from NOK 20 million in the first quarter of 2006, mainly due to the divestment gains described above. Operating results from our divested automotive castings business amounted to NOK 69 million in first quarter of 2006. Volumes from the remaining businesses improved somewhat, compared with the first quarter of 2006, offsetting a moderate decline in margins and weaker results from our magnesium operations due to lost volumes from the plant closure.

First quarter report 2007     15
Other activities

Earnings before financial items and tax (EBIT)

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
NOK million	2007	2006	quarter	2006	year	2006

Polymers	145	572	(75)%	86	68%	1,106

Other	27	164	(83)%	48	(43)%	274

Total	172	736	(77)%	134	29%	1,379

Other activities consists of Polymers, the casualty insurance company Industriforsikring and Hydro’s internal services.
Polymers
Earnings before financial items and tax for Hydro Polymers amounted to NOK 145 million in the first quarter of 2007, compared to NOK 572 million in the fourth quarter of 2006 and NOK 86 million in first quarter of 2006. Results in the first quarter of 2007 included unrealized losses on internal power derivative contracts amounting to NOK 50 million, compared to unrealized gains of NOK 380 million in the fourth quarter of 2006.
Underlying results improved in the first quarter, compared to the first quarter of 2006 primarily due to favorable price developments on all products as well as some volume increases. A high level of operational stability was maintained in the first quarter in 2007 enabling us to take advantage of the continued good market for PVC.
A planned maintenance shut down at the chlorine and VCM plant at Rafnes commenced 11 May. Production is expected to resume to normal levels by 8 June.
In December 2006, Hydro announced that a divestment or possible public listing of Hydro Polymers was under consideration. On 21 May, we announced an agreement to sell our polymer activities to the UK-based chemicals company INEOS for approximately NOK 5.5 billion. We expect an after tax gain of about NOK 400 million when the transaction is completed which is expected in the third quarter of 2007. The sale is subject to approval by the EU competition authorities and other relevant governmental bodies.
The agreement represents a good long-term industrial solution for this business and is in line with our strategy to focus on aluminium and power production and divest non-core assets.
Corporate activities and eliminations
Corporate activities and eliminations incurred a loss of NOK 365 million in the first quarter of 2007, compared with losses of NOK 2,119 million for the fourth quarter of 2006 and profits of NOK 404 million in the first quarter of 2006. The result for the quarter included a negative effect amounting to NOK 174 million relating to the elimination of unrealized losses on power and NGL contracts, compared with a corresponding negative effect of NOK 1,995 million in the fourth quarter of 2006 and positive effects of NOK 400 million in the first quarter of 2006.
Hydro’s Energy and Oil Marketing unit is responsible for supplying electricity for Hydro’s own consumption, and has entered into long-term purchase contracts with external power suppliers. The power is then sold on long-term sales contracts to other units in Hydro. Energy and Oil Marketing recognizes the majority of the external purchase contracts and the internal sales contracts at market value, while the related internal purchase contracts are regarded as normal purchase agreements by the consuming unit and are not recognized at market value. The power purchase contracts have a long duration and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on changes in forward prices for electricity and changes in the contract portfolio.
Net pension and social security costs amounted to NOK 83 million in the first quarter of 2007, compared with NOK 134 million for the fourth quarter of 2006 and a positive amount of NOK 257 million in the first quarter of 2006. The amount for the first quarter of 2006 included the reversal of costs relating to funding a deficit in a UK defined benefit pension plan of approximately NOK 380 million.

Finance

Financial income (expense)

	First	Fourth	% change	First	% change
	quarter	quarter	prior	quarter	prior	Year
NOK million	2007	2006	quarter	2006	year	2006

Interest income	405	286	41%	233	74%	1,078

Dividends received and net gain (loss) on securities	95	69	37%	179	(47)%	347

Financial income	499	355	41%	412	21%	1,425

Interest expense	(446)	(508)	12%	(451)	1%	(1,871)

Capitalized interest	306	300	2%	279	10%	1,231

Net foreign exchange gain (loss)	566	691	(18)%	529	7%	1,011

Other	(173)	(93)	(85)%	(106)	(64)%	(415)

Financial expense	253	390	(35)%	251	1%	(43)

Financial income (expense), net	753	745	1%	664	13%	1,382

Exchange rates

	First	Fourth	First
	quarter	quarter	quarter	Year
	2007	2006	2006	2006

NOK/USD Average exchange rate	6.23	6.41	6.68	6.41

NOK/USD Balance sheet date exchange rate	6.10	6.26	6.58	6.26

NOK/EUR Average exchange rate	8.17	8.27	8.02	8.05

NOK/EUR Balance sheet date exchange rate	8.12	8.24	7.97	8.24

Source: Norges Bank
Net financial income for the first quarter amounted to NOK 753 million, including a net foreign currency gain of NOK 566 million. The currency gain was mainly due to the weakening of the US dollar over the quarter resulting in gain on Hydro’s US dollar denominated debt and foreign currency contracts. The fourth quarter of 2006 included a net currency gain amounting to NOK 691 million.
Interest income increased in the first quarter compared to the fourth quarter and first quarter of 2006 primarily due to higher cash deposits, but also higher interest rates had a positive effect. Other financial items in the first quarter of 2007 included higher non-cash charges related to discounting the future value of asset retirement obligations amounting to NOK 136 million.
Net interest-bearing debt decreased by about NOK 16 billion during the quarter reflecting our strong cash flow. Cash exceeded interest bearing debt by NOK 14 billion by the end of the quarter. However, income taxes of NOK 17 billion were paid on
2 April 2007.
Hydro’s adjusted debt/equity ratio, defined as net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity including minority interest, was 0.07 at the end of the quarter, compared to 0.23 at the end of the fourth quarter 2006.
Tax
The provision for current and deferred taxes amounted to NOK 9,982 million for the first quarter of 2007, approximately 64 percent of income before tax. The provision for current and deferred taxes for 2006 represented approximately 68 percent of income before tax. The lower tax rate for the first quarter was mainly due to a relatively higher share of earnings from our aluminium and international oil and gas operations in the first quarter of 2007 compared with 2006.
The high tax rate in both periods resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.
Oslo, 30 May 2007
Board of Directors

First quarter report 2007    17

Condensed consolidated statements of income (unaudited)

	First quarter		Year
NOK million, except per share data	2007	2006	2006

Revenue	48,753	53,050	201,283

Share of the profit (loss) in equity accounted investments	286	321	990

Other income, net	1,075	244	1,470

Total Revenue and Income	50,114	53,615	203,744

Depreciation, amortization and impairment	4,703	4,131	22,707

Other expenses	30,588	32,613	126,026

Total expenses	35,291	36,745	148,733

Earnings before financial items and tax	14,823	16,870	55,010

Financial income (expense), net	753	664	1,382

Income before tax	15,576	17,534	56,392

Income tax expense	(9,982)	(12,751)	(38,459)

Net income	5,594	4,783	17,933

Net income attributable to minority interests	103	(77)	273

Net income attributable to equity holders of the parent	5,491	4,859	17,660

Basic and diluted earnings per share attributable to equity holders of the parent 1)2)	4.50	3.90	14.20

Weighted average number of outstanding shares (million)2)	1,226	1,251	1,241

1)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
2)	First quarter 2006 earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated balance sheets (unaudited)

	31 March		31 December
NOK million, except number of shares	2007	2006	2006

Assets

Cash and cash equivalents	21,881	20,762	6,760

Short-term investments	14,982	3,850	15,020

Receivables and other current assets	44,377	48,294	42,488

Inventories	16,564	15,230	16,497

Assets held for sale	—	—	3,691

Total current assets	97,803	88,135	84,457

Property, plant and equipment	116,335	123,349	119,075

Other non-current assets	29,239	28,159	29,561

Total non-current assets	145,574	151,508	148,635

Total assets	243,377	239,643	233,092

Liabilities and equity

Bank loans and other interest-bearing short-term debt	3,629	3,855	3,655

Other current liabilities	66,426	66,068	58,925

Liabilities included in disposal groups	—	—	1,011

Total current liabilities	70,055	69,923	63,591

Long-term debt	19,043	20,814	19,619

Other long-term liabilities	29,787	27,521	30,017

Deferred tax liabilities	23,634	27,379	23,265

Total non-current liabilities	72,463	75,714	72,900

Total liabilities	142,518	145,637	136,491

Equity attributable to equity holders of the parent	100,011	93,135	95,831

Minority interest	848	871	771

Total equity	100,859	94,006	96,601

Total liabilities and equity	243,377	239,643	233,092

Total number of outstanding shares (million)1)	1,226	1,251	1,226

1)	First quarter 2006 earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.
The accompanying notes are an integral part of these condensed consolidated financial statements.

First quarter report 2007    19

Condensed consolidated statements of cash flows (unaudited)

	First quarter		Year
NOK million	2007	2006	2006

Operating activities:
Net income	5,594	4,783	17,933

Depreciation, amortization and impairment losses	4,703	4,131	22,707

Other adjustments	4,544	6,583	(2,256)

Net cash provided by operating activities	14,841	15,497	38,384

Investing activities:
Purchases of property, plant and equipment	(3,289)	(3,587)	(15,927)

Purchases of other long-term investments	(915)	(632)	(6,197)

Purchases of short-term investments	—	—	(22,650)

Proceeds from sales of property, plant and equipment	29	69	358

Proceeds from sales of other long-term investments	4,131	152	1,658

Proceeds from sales of short-term investments	—	—	11,550

Net cash used in investing activities	(44)	(3,998)	(31,208)

Financing activities:
Loan proceeds	135	3	89

Principal repayments	(43)	(1,576)	(1,431)

Ordinary shares purchased	—	—	(3,949)

Ordinary shares issued	15	15	59

Dividends paid	—	—	(5,506)

Net cash provided by (used in) financing activities	107	(1,558)	(10,738)

Foreign currency effects on cash and bank overdraft	19	(84)	319

Net increase (decrease) in cash, cash equivalents and bank overdraft	14,923	9,857	(3,243)

Cash, cash equivalents and bank overdraft reclassified to assets held for sale	—	—	(47)

Cash, cash equivalents and bank overdraft at beginning of period	6,674	9,964	9,964

Cash, cash equivalents and bank overdraft at end of period	21,597	19,821	6,674

The accompanying notes are an integral part of these condensed consolidated financial statements.

Consolidated statement of changes in equity (unaudited)

	First quarter		Year
NOK million	2007	2006	2006

Ordinary Shares Issued — Amount
Balance at 1 January	4,708	4,739	4,739

Cancellation treasury shares	—	—	(17)

Redeemed shares, the Norwegian State	—	—	(13)

Balance at end of period	4,708	4,739	4,708

Additional paid-in capital
Balance at 1 January	9,736	10,501	10,501

Treasury stock reissued to employees	—	—	56

Cancellation treasury shares	—	—	(363)

Redeemed shares, the Norwegian State	—	—	(458)

Balance at end of period	9,736	10,501	9,736

Other Reserves
Balance at 1 January	(1,533)	723	723

Currency translation differences	(1,311)	(885)	(1,401)

Net unrealized gain (loss) on securities	(25)	(35)	(84)

Cash flow hedges, net of tax	25	(567)	(772)

Balance at end of period	(2,844)	(765)	(1,533)

Retained Earnings
Balance at 1 January	89,544	77,390	77,390

Net income current period	5,491	4,859	17,660

Dividend declared and paid	—	—	(5,506)

Balance at end of period	95,035	82,249	89,544

Treasury Shares Issued — Amount
Balance at 1 January	(6,624)	(3,589)	(3,589)

Purchase of treasury shares	—	—	(3,477)

Treasury stock reissued to employees	—	—	61

Cancellation treasury shares	—	—	380

Balance at end of period	(6,624)	(3,589)	(6,624)

Equity interests attributable to equity holders of the parent
Balance at 1 January	95,831	89,763	89,763

Increase (decrease) in equity interests	4,180	3,372	6,067

Balance at end of period	100,011	93,135	95,831

Minority interest
Balance at 1 January	771	980	980

Minority’s share of net income current period	103	(77)	273

Minority’s share of dividend declared and paid	—	—	(231)

Equity interest purchased	—	(7)	(184)

Currency translation differences	(25)	(25)	(68)

Balance at end of period	848	871	771

Total Equity	100,859	94,006	96,601

First quarter report 2007    21

Changes in share outstanding

	First quarter		Year
Number of shares in thousand	2007	2006	2006

Share information:
Ordinary Shares Issued
Balance at 1 January	1,286,455	1,294,772	1,294,772

Cancellation treasury shares	—	—	(4,672)

Redeemed shares, the Norwegian State	—	—	(3,645)

Balance at end of period	1,286,455	1,294,772	1,286,455

Treasury Shares Issued
Balance at 1 January	(60,280)	(44,080)	(44,080)

Purchase of treasury shares	—	—	(21,627)

Treasury stock reissued to employees	—	—	755

Cancellation treasury shares	—	—	4,672

Balance at end of period	(60,280)	(44,080)	(60,280)

Notes to the condensed consolidated financial statements
Note 1: Accounting policies
All figures are based on International Financial Reporting Standards (IFRS) unless otherwise stated. Hydro’s IFRS accounting principles are presented in the document Conversion to International Financial Reporting Standards.
The IFRS accounting principles used by Hydro as discussed in the Conversion to IFRS document are the same for the interim accounts. The interim accounts are presented in accordance with IAS 34 Interim Financial Reporting.
Previously reported first quarter 2006 total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006. As a result of rounding adjustments, the figures in one or more columns included in the financial statements may not add up to the total of that column.
Note 2: Operating segment information
Segment measures
Hydro identifies its reportable segments and discloses segment information under IFRS 8 Operating Segments. This standard requires Hydro to identify its segments according to the organization and reporting structure used by management. See the Annual Report 2006 note 5 for a description of Hydro’s segments and management model. Hydro uses two measures of segment results, “Earnings before financial items and tax — EBIT” and Adjusted EBITDA. EBIT is consistent with the same measure for the group. Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, financial income and expense, depreciation, amortization and write-downs.” Adjusted EBITDA” is different from EBIT as it excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies.
Hydro manages long-term debt and taxes on a Group basis. Therefore, Net income is presented only for the Group as a whole.
Intersegment sales and transfers reflect arm’s length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Hydro’s segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations.” These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.
The accounting policies used for segment reporting reflect those used for the group with the following exceptions: Certain internal commodity contracts may meet the definition of a financial instrument in IAS 39 or contain embedded derivatives that are required to be bifurcated and valued at fair value under IAS 39. However, Hydro consider these contracts as sourcing of raw materials or sale of own production even though the contracts for various reasons include clauses that meet the definition of a derivative or an embedded derivative. Such internal contracts are accounted for as executory contracts. Certain other internal contracts may contain lease arrangements that qualify as capital leases. However, the segment reporting reflects the responsibility allocated by Hydro management for those assets. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based either on the premium charged or the estimated service cost. Any difference between these charges and pension expenses measured in accordance with IFRS is included in Corporate and Eliminations.
The following pages include information about Hydro’s operating segments, including a reconciliation of Adjusted EBITDA to EBIT for the core business areas and sub-segments.

First quarter report 2007    23

Individual operating segments

Total revenue

	First quarter		Year
NOK million	2007	2006	2006

Exploration and Production	17,775	20,561	77,476

Energy and Oil Marketing	19,312	22,218	83,232

Eliminations	(14,356)	(15,077)	(57,286)

Oil & Energy	22,731	27,702	103,422

Aluminium Metal	17,284	17,933	68,259

Aluminium Products	14,246	12,967	53,588

Other activities	3,418	2,935	11,054

Corporate and eliminations	(8,926)	(8,486)	(35,040)

Total	48,753	53,050	201,283

External revenue
	First quarter		Year
NOK million	2007	2006	2006

Exploration and Production	4,390	6,106	21,534

Energy and Oil Marketing	16,533	20,359	74,837

Eliminations	139	2	63

Oil & Energy	21,063	26,467	96,434

Aluminium Metal	11,294	11,602	43,603

Aluminium Products	14,190	12,910	53,331

Other activities	2,210	2,077	7,917

Corporate and eliminations	(3)	(5)	(1)

Total	48,753	53,050	201,283

Internal revenue
	First quarter		Year
NOK million	2007	2006	2006

Exploration and Production	13,385	14,455	55,942

Energy and Oil Marketing	2,779	1,859	8,395

Eliminations	(14,495)	(15,079)	(57,350)

Oil & Energy	1,669	1,235	6,988

Aluminium Metal	5,990	6,331	24,657

Aluminium Products	57	58	257

Other activities	1,208	858	3,137

Corporate and eliminations	(8,923)	(8,482)	(35,039)

Total	—	—	—

Share of the profit (loss) in equity accounted investments

	First quarter		Year
NOK million	2007	2006	2006

Exploration and Production	1	2	7

Energy and Oil Marketing	34	56	218

Eliminations	—	—	(2)

Oil & Energy	35	58	223

Aluminium Metal	236	233	854

Aluminium Products	14	18	(168)

Other activities	2	13	73

Corporate and eliminations	—	—	8

Total	286	321	990

Depreciation, amortization and impairment

	First quarter		Year
NOK million	2007	2006	2006

Exploration and Production	3,518	2,886	16,999

Energy and Oil Marketing	184	181	831

Oil & Energy	3,702	3,067	17,830

Aluminium Metal	530	507	2,192

Aluminium Products	332	437	2,159

Other activities	137	117	518

Corporate and eliminations	2	3	7

Total	4,703	4,131	22,707

Earnings before financial items and tax 1)

	First quarter		Year
NOK million	2007	2006	2006

Exploration and Production	10,146	12,927	42,707

Energy and Oil Marketing	1,310	1,157	4,603

Eliminations	(290)	57	1,321

Oil & Energy	11,166	14,140	48,632

Aluminium Metal	2,534	1,706	7,302

Aluminium Products	1,315	486	(104)

Other activities	172	134	1,379

Corporate and eliminations	(365)	404	(2,199)

Total	14,823	16,870	55,010

1)	Total segment Earnings before financial items and tax is the same as Hydro group’s total Earnings before financial items and tax.
Financial income and financial expense are not allocated to the segments. There are no reconciling items between segment
Earnings before financial items and tax to Hydro Earnings before financial items and tax. Therefore, a separate reconciliation table is not presented.

First quarter report 2007    25

Adjusted EBITDA

	First quarter		Year
NOK million	2007	2006	2006

Exploration and Production	13,664	15,813	59,706

Energy and Oil Marketing	1,499	1,343	5,461

Eliminations	(289)	57	1,323

Oil & Energy	14,875	17,213	66,490

Aluminium Metal	3,074	2,223	9,536

Aluminium Products	1,661	938	2,353

Other activities	309	251	1,933

Corporate and eliminations	(363)	407	(2,201)

Total	19,556	21,033	78,112

EBIT-Adjusted EBITDA First quarter 2007

		Depr., amor	Adjusted
NOK million	EBIT	and impairment	EBITDA

Exploration and Production	10,146	3,518	13,664

Energy and Oil Marketing	1,310	190	1,499

Eliminations	(290)	—	(289)

Oil & Energy	11,166	3,708	14,875

Aluminium Metal	2,534	540	3,074

Aluminium Products	1,315	346	1,661

Other activities	172	137	309

Corporate and eliminations	(365)	2	(363)

Total	14,823	4,733	19,556

Investments 1)

	First quarter		Year
NOK million	2007	2006	2006

Exploration and Production	2,552	3,463	20,390

Energy and Oil Marketing	490	246	2,032

Oil & Energy	3,042	3,709	22,421

Aluminium Metal	583	514	2,516

Aluminium Products	90	232	1,252

Other activities	72	107	647

Corporate and eliminations	28	12	35

Total	3,815	4,572	26,869

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in equity accounted investments.

Note 3: Net periodic pension cost

Net periodic pension cost

	First quarter		Year
NOK million	2007	2006	2006

Defined benefit plans:

Benefits earned during the year, net of participants’ contributions	307	281	1,118

Interest cost on prior period benefit obligation	363	321	1,289

Expected return on plan assets	(332)	(268)	(1,080)

Past service cost	5	10	72

Curtailment gain	—	—	(78)

Settlement gain	—	—	(5)

Net periodic pension cost	343	344	1,316

Defined contribution plans	8	6	23

Multiemployer plans	7	6	19

Termination benefits and other	104	66	320

Total net periodic pension cost	462	423	1,678

Note 4: Contingencies
Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
As operator on the Norwegian Continental Shelf, Hydro makes charges to its partners for pension costs. Since 1 January 2001, pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro is entitled to charge all relevant pension costs incurred as operator. In the third quarter of 2005, Hydro has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to 1 January 2001. The main hearings of the arbitration took place in Oslo, Norway, from 13 March to 30 March 2007, but Hydro has not yet received any award of the arbitration panel. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro.
Hydro has long-term gas sales contracts with several European gas distribution companies. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. In case the parties fail to agree on an adjustment to the price provisions, the matter will be referred to an independent arbitration panel as provided for under the contracts. Certain of the price reviews have recently been resolved through arbitration, whereas others are ongoing.

First quarter report 2007    27

Additional information Aluminium Products

Total revenue

	First quarter		Year
NOK million	2007	2006	2006

Rolled Products	6,630	5,535	23,132

Extrusion	5,497	5,095	20,402

Automotive	2,328	2,566	10,317

Other and eliminations	(209)	(228)	(263)

Total	14,246	12,967	53,588

External revenue
	First quarter		Year
NOK million	2007	2006	2006

Rolled Products	6,506	5,498	22,951

Extrusion	5,379	4,879	20,200

Automotive	2,287	2,467	10,128

Other and eliminations	17	66	51

Total	14,190	12,910	53,331

Depreciation, amortization and impairment
	First quarter		Year
NOK million	2007	2006	2006

Rolled Products	131	129	651

Extrusion	121	133	630

Automotive	80	175	878

Total	332	437	2,159

Earnings before financial items and tax
	First quarter		Year
NOK million	2007	2006	2006

Rolled Products	343	469	616

Extrusion	245	(156)	259

Automotive	748	20	(884)

Other and eliminations	(21)	153	(94)

Total	1,315	486	(104)

Use of non-GAAP financial measures
Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. Hydro’s non-GAAP financial measures are based on the IFRS financial statements with the adjustments discussed in this section.
Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity
Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.
The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”
“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.
“Net interest-bearing debt” is comprised of interest-bearing debt less cash and cash equivalents and short-term investments. Hydro’s interest-bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent, been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from changes in cash holdings over time.
“Net interest-bearing debt” is adjusted for the estimated effects of changes in the fair value of net pension liabilities. Under Hydro’s elected accounting principles, this liability is not necessarily fully recognized in the balance sheet. Hydro also adjusts “Net interest-bearing debt” for liabilities relating to operating lease agreements. Both of the obligations described above are considered debt-like in nature and therefore affect Hydro’s ability to incur additional debt.
“Adjusted equity” consists of equity, including minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under IFRS. The adjustment is net of the expected income tax benefit. No adjustment to “Equity” is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.
The measurement of the adjusted net debt/equity ratio as described above is considered important to measure Hydro’s financial position. Since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles in prior periods and the fair value of these liabilities, and because leases represent commitments affecting Hydro’s financial capacity going forward, these adjustments add information value when measuring Hydro’s financial position. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and we believe it helps management and investors to evaluate potential changes in credit rating.
Management makes regular use of the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing Hydro’s financial statements prepared in accordance with IFRS. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments on periodic results, contractual obligations or necessary investments.
“Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the following table.
Management believes that the most directly comparable ratio calculated based on IFRS measures only is the “Debt/equity ratio.” However, this ratio measures gross interest-bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio.”
Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio,” gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the IFRS figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.

First quarter report 2007    29

Adjusted net interest-bearing debt to equity

	31 March		31 December
NOK million	2007	2006	2006

Prepaid pensions	139	405	210

Long-term provisions for pension	(12,613)	(13,032)	(12,605)

Net pension liability	(12,474)	(12,627)	(12,395)

Tax rate	30%	30%	30%

Tax adjustment	3,742	3,788	3,719

Tax Adjusted Net Pension Liabilities	(8,732)	(8,839)	(8,677)

Cash and cash equivalents	21,881	20,762	6,760

Short-term investments	14,982	3,850	15,020

Short-term bank loans and other interest-bearing debt	(3,200)	(3,640)	(3,213)

Current portion of long-term loans	(428)	(216)	(441)

Long-term debt	(19,043)	(20,814)	(19,619)

Net interest-bearing debt	14,192	(57)	(1,493)

Operating lease commitments discounted at 6.9%1)	(12,068)	(6,287)	(12,068)

Adjusted Net Interest-bearing debt	(6,608)	(15,183)	(22,237)

Total equity	(100,859)	(94,006)	(96,601)

Net Debt / Equity ratio adjusted for lease obligations	0.07	0.16	0.23

1)	The discount rate for the operating lease commitments is 6.9%, reflecting Hydro’s average interest expense. This also corresponds to amended methodology use by major rating agencies for the purpose of credit rating.
The most directly comparable GAAP figure is considered to be “Debt/equity ratio”. However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt / Equity ratio	0.22	0.26	0.24

Return on average capital employed (RoaCE)
In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:
•	Return on average Capital Employed (RoaCE)
•	Earnings after tax
•	Capital Employed
Hydro’s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, — for management and for investors —, of:
•	The rate of return on investments over time, in each of its capital intensive businesses
•	The operating results of its business segments
RoaCE is defined as “Earnings after tax” divided by average “Capital Employed.” “Earnings after tax” is defined as “Earnings before financial items and tax” less “Adjusted income tax expense.” Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense excludes the effects of items reported as “Financial income (expense), net”. “Capital Employed” is defined as “Shareholders’ Equity” including minority interest plus long-term and short-term interest-bearing debt less “Cash and cash equivalents” and “Short-term investments.” Capital Employed can be derived by deducting “Cash and cash equivalents,” “Short-term investments” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets.” The two different approaches yield the same value.
Hydro believes that RoaCE facilitates benchmarking of Hydro with its peers. It is important to note, however, that RoaCE is, similar to all other financial metrics, influenced by a company’s selection of acceptable accounting principles and applying different GAAPs which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.
RoaCE should not be construed as an alternative to earnings before financial items and tax, income before tax and net income as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Hydro’s management make regular use of measures calculated according to generally accepted accounting principles in addition to non-GAAP financial measures described above when measuring financial performance.
Management believes that the most directly comparable ratio calculated based on IFRS measures only is the “Net income to capital employed ratio.” However, this ratio measures net income relative to capital employed, which includes interest bearing loans and investments, i.e. it does not measure changes in interest bearing loans and cash position, and is therefore not directly comparable with the non-GAAP measure “RoaCE.”

Return on average Capital Employed

2007
NOK million	01.01-31.03

Earnings before financial items and tax	14,823

Adjusted Income tax expense 1)	(9,795)

Earnings after tax	5,028

	31 March	31 December
NOK million	2007	2006

Current assets 2)	60,941	62,677

Property, plant and equipment	116,335	119,075

Other assets 3)	29,239	29,561

Other current liabilities	(66,426)	(59,936)

Other long-term liabilities 4)	(53,421)	(53,281)

Capital Employed	86,668	98,095

Return on average Capital Employed (RoaCE)	5.4%

Net income to Capital Employed	6.1%

1)	Tax from financial items, NOK 187 million excluded.
2)	Excluding cash and cash equivalent and short-term investments.
3)	Including deferred tax assets.
4)	Including provisions for pension and deferred tax liabilities.

First quarter report 2007    31

Financial calendar

5 July 2007	Extraordinary General Meeting
24 July 2007	Second quarter results
5-7 September 2007	Capital markets day
23 October 2007	Third quarter results
The quarterly results will be released at 07:30 hours CET.
Hydro reserves the right to revise these dates.
Cautionary note in relation to certain forward-looking statements
Certain statements contained in this announcement constitute “forward- looking information” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the “safe harbors” within these provisions, Hydro is providing the following cautionary statement.
Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management’s plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro’s markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by “expected,” “scheduled,” “targeted,” “planned,” “proposed,” “intended” or similar statements.
Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro’s key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro’s results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under “Risk Review” on page 133 of Hydro’s Annual Report 2006, including Form 20-F, and subsequent filings on Form 6-K with the US Securities and Exchange Commission.
No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Hydro is a Fortune 500 energy and aluminium company with 33,000 employees in nearly 40 countries. We are a leading offshore producer of oil and gas, a major aluminium supplier and a leader in the development of renewable energy sources. Our mission is to strengthen the viability of the customers and communities we serve.

Norsk Hydro ASA
N-0240 Oslo
Norway
t: +47 22 53 81 00
f: +47 22 53 85 53
e: corporate@hydro.com
www.hydro.com

Production: Hydro-3700228 Print: Kampen Grafisk

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Oslo, 1 June 2007
Norsk Hydro ASA
Registrant
/s/ John Ove Ottestad
John Ove Ottestad
Executive Vice President and Chief Financial Officer